NEWS RELEASE

March 23, 2017

Nevsun Delivers Substantial Resource Growth at Bisha from 2016 Drilling

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to announce the updated mineral resource estimates effective December 31, 2016, for the Bisha, Harena and Asheli deposits in Eritrea.  These updated resources form the first part of the annual year end mineral resource and mineral reserve statement for 2016.  The updated mineral reserve estimate, currently in-progress, should be released in late May or early June 2017.

Highlights

  Increased Harena Inferred resources by nearly 130% to 25 million tonnes grading 0.93% copper, 4.76% zinc, 0.8 g/t gold and 31 g/t silver
  Harena remains open with further drilling ongoing in 2017
  Maiden Inferred resource for Asheli totalling 2.4 million tonnes grading 1.86% copper, 8.59% zinc, 0.4 g/t gold, and 30 g/t silver
  Additional targets immediately along strike of Asheli presently being evaluated
  Increased Bisha district Inferred resources by over 100% to 31 million tonnes containing 667 million pounds copper, 3.3 billion pounds zinc, 780 thousand ounces gold, and 30 million ounces silver
  Measured and Indicated resources of 38 million tonnes containing 869 million pounds copper, 3.5 billion pounds zinc, 710 thousand ounces gold and 41 million ounces silver

Cliff Davis, Nevsun CEO, commented, “Our 2016 regional exploration program built on 2015 successes adding over 1.1 billion copper equivalent pounds of inferred resources. Harena, in particular, continues to increase in size and has growing underground mining potential to extend the mine life at Bisha.  Our exploration drilling was also successful in defining a new massive sulphide resource at Asheli, further highlighting the prospectivity of the Bisha District to host additional resources.”

Mr. Davis went on to say, “Nevsun, alongside our Eritrean partner, ENAMCO, continues to invest in regional exploration at Bisha with the ongoing objective to significantly increase the mine life of our operation.”

Tables 1.1 to 1.7 containing the complete mineral resource estimates for each deposit are appended at the end of this release.  Copper equivalent is calculated by dividing contained zinc by 2.5 and adding to contained copper.

For the Timok project in Serbia, resources are the same as previously disclosed in the 2016 Preliminary Economic Assessment and will be updated when the Upper Zone project pre-feasibility study is published in September 2017.

Harena

 In 2016, 6,080 metres of new drilling was completed at Harena continuing to extend the deposit to depth where it remains open. The inferred resource at Harena grew to over 25 million tonnes from 11 million tonnes the year earlier, for an additional 162 million pounds of copper, 1,668 million pounds of zinc, 280 thousand ounces of gold and 10.2 million ounces of silver.  New metallurgical testing found the expected recovery for zinc to be 85%, an improvement on the previous recoveries of 72% after testing with a more representative set of material.  Drilling continues at Harena in an effort to expand the deposit to depth.

Asheli

Asheli was discovered in June 2015 by Bisha as part of the Regional Exploration Program.  In 2016, 12,918 metres of drilling was completed in 28 holes resulting in the definition of a new inferred resource of 2.4 million tonnes containing 98 million pounds of copper and 455 million pounds of zinc.  Importantly, Asheli’s average grade of 1.9% copper and 8.6% zinc is higher than either Harena or Bisha’s primary sulphide grade.  Drilling continues in the Asheli area following up on encouraging mineralization recently discovered 200 metres north of the main deposit.

Bisha

At Bisha, 11,770 metres of drilling in 21 holes was completed in 2016 testing the deposit below the proposed ultimate pit. This work has determined the down dip extent of the deposit.  Considerable additional diamond drill core and reverse circulation drilling for production and metallurgical test work was also completed which has improved our understanding of the zonation, composition and recovery of the various ore types.  Measured and Indicated resources including stockpiles at Bisha now stand at 23.4 million tonnes containing 529 million pounds of copper, 2,836 million pounds of zinc, 560 thousand ounces of gold and 34 million ounces of silver, a small decrease mostly due to mining depletion.

Qualified Persons Statement

All mineral resource estimates in this report have been prepared by the Qualified Persons described below in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum's Classification System (CIM Definition Standards for Mineral Resources and Mineral Reserves 2010).

The information in this press release that relates to mineral resources was prepared by Phil Jankowski, a Qualified Person as defined by NI 43-101.  Mr. Jankowski has reviewed and approved the technical contents of this press release for his relevant sections.

Peter Manojlovic, P.Geo., and Frazer Bourchier, P.Eng., are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this press release.

A Quality Assurance/Quality Control program was part of the sampling program for the Bisha work. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of drill samples and results analyzed on a batch by batch basis. This program includes a chain of custody whereby diamond drill core samples are initially crushed and sub-sampled at the Bisha Mine sample preparation facility and pulverized and analyzed by Genalysis in Perth, Australia. Multi-element analysis is completed using ICP-AES methods; gold is analyzed by fire assay with AAS finish. Reverse circulation drill samples are processed at the Bisha Mine on-site laboratory, which is a member of the SGS group. Multi-element analysis is completed using ICP-OES methods with gold also analyzed by fire assay.

Cautionary Notes to Investors - Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Mineral Resources

The below reported Mineral Resources for Bisha and Harena are inclusive of Mineral Reserves which will be reported later.

Table 1.1: Consolidated Bisha, Harena, Northwest, Hambok and Asheli Mineral Resource as at 31 December 2016.

 (Phil Jankowski, MAusIMM (CP), (BMSC))

Measured						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)

Oxide	10			40	8.4			10	1
Supergene	30	2.97		30	0.6	2,000		30	1
Boundary	10	5.57	1.24	54	0.6	1,000	<1000	20	<1
Primary	1,250	1.02	6.62	42	0.8	28,000	183,000	1,690	31
Total Measured	1,300					31,000	183,000	1,740	33

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Supergene	1,130	1.45		10	0.3	36,000		360	11
Boundary	60	1.34	1.85	24	0.5	2,000	2,000	40	1
Primary	32,480	1.00	4.24	33	0.5	715,000	3,038,000	34,240	547
Total Indicated	33,660					753,000	3,040,000	34,650	559

Total Measured and Indicated (including stockpiles)	37,800					869,000	3,451,000	41,250	710

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide	650			19	2.9			390	59
Supergene	880	1.19		4	0.4	23,000		100	12
Primary	28,900	0.99	5.21	31	0.8	634,000	3,318,000	28,870	700
Total Inferred	30,430					657,000	3,318,000	29,370	770

Total Inferred (including stockpiles)	30,940					667,000	3,318,000	29,900	780

Notes to be read in conjunction with the Resource table above:

(1)	Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold, and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest million pounds. Contained metal for silver is rounded to the nearest 10,000 ounces and gold is rounded to the nearest 1,000 ounces.
(2)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(3)	Consolidated Resource Table includes all surface stockpiles
(4)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc as avoirdupois pounds.
(5)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1.2: Stockpile Mineral Resource as at 31 December 2016

(Phil Jankowski, MAusIMM (CP), (BMSC))

Measured (Stockpiles)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)

Oxide	320			172	5.1			1,750	51
Supergene	40	2.33		38	0.7	2,000		40	1
Boundary	2,290	1.56	4.13	39	0.8	79,000	208,000	2,830	61
Primary	200	0.74	4.5	36	0.7	3,000	20,000	230	5
Total Measured	2,840					84,000	228,000	4,850	118

Inferred (Stockpiles)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide-Au	210			70	1.2			480	8
Oxide-Cu	300	1.45		6	0.2	10,000		60	2
Total Inferred	510					10,000		540	10

Notes to be read in conjunction with the Resource table above:

(1)	Measured Oxide comprises Bisha LTS (Long Term Stockpile) and Harena MOP stockpiles.
(2)	Measured Supergene comprises Bisha LTS stockpiles.
(3)	Measured Boundary comprises Bisha ROM, River Bed and LTS Boundary Ore that has been stockpiled during the mining of the Primary ore; processing of Boundary to date has produced a Bulk Cu-Zn Concentrate using a 10% blend of Boundary Ore with primary ore from the Bisha mine to the process plant.
(4)	Measured Primary comprises Bisha ROM and Crushed Ore stockpiles.
(5)	Inferred Oxide comprises River Bed Pyrite Sand, North Dump and Bisha LTS Hangingwall Copper Ore; further metallurgical studies are required to finalize a metallurgical treatment flowsheet for this material.
(6)	Stockpiles are estimated by multiplying their surveyed volumes with a loose density derived by factoring their measured insitu density by an appropriate swell factor. Grades are taken from their insitu grade as estimated by close spaced grade control drilling. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold, and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest million pounds. Contained metal for silver is rounded to the nearest 10,000 ounces and gold is rounded to the nearest 1,000 ounces.
(7)	Rounding may result in apparent summation differences between tonnes, grade and contained metal content.
(8)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

Table 1.3: Bisha Mineral Resource as at 31 December 2016.

(Phil Jankowski, MAusIMM (CP), (BMSC))

Measured (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)

Oxide	10			40	8.4			10	1
Supergene	30	2.97		30	0.6	2,000		30	1
Boundary	10	5.57	1.24	54	0.6	1,000	<1000	20	<1
Primary	1,250	1.02	6.62	42	0.8	28,000	183,000	1,690	31
Total OP Measured	1,300					31,000	183,000	1,740	33

Indicated (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Supergene	110	1.33		10	0.4	3,000		40	1
Boundary	60	1.34	1.85	24	0.5	2,000	2,000	40	1
Primary	19,140	0.97	5.74	45	0.7	409,000	2,422,000	27,410	412
Total OP Indicated	19,310					414,000	2,424,000	27,490	414

Total OP Measured and Indicated	20,600					446,000	2,608,000	29,230	448

Inferred (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide	10			25	1.6			10	<1
Supergene	780	1.23		1	0.1	21,000		30	2
Total OP Inferred	790					21,000	<1000	40	2

Inferred (Underground)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Primary	1,460	0.73	7.44	43	0.9	24,000	240,000	2,020	42
Total UG Inferred	1,460	0.73	7.44	43	0.9	24,000	240,000	2,020	42

Total Inferred	2,250					45,000	240,000	2,060	44

Notes to be read in conjunction with the Resource table above:

(1)	Mineral Resources are defined within an optimal Lerch-Grossman (LG) Pit Shell, generated using metal prices for copper, zinc, gold and silver of $3.00lb, $1.20/lb, $1,265/oz and $21/oz respectively using blocks of all Resource categories. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10-15% below the long term view on costs. Overall pit slopes varied from 38° to 44°. NSR cut-off ($US/t) used were: $37.50 for Oxide Phase, $37.00 for Supergene and $35.00 for Primary Phase.
(2).	Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold, and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest million pounds. Contained metal for silver is rounded to the nearest 10,000 ounces and gold is rounded to the nearest 1,000 ounces.
(3)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(4)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc as avoirdupois pounds.
(5)	The Underground resource was derived by defining a shape around contiguous blocks with an NSR > $100/t outside the optimized resource pit shell. The $100 NSR cutoff represents the processing cost plus approximately $60/t mining cost.
(6)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1.4: Harena Mineral Resource as at 31 December 2016.

(Phil Jankowski, MAusIMM (CP), (BMSC))

Indicated (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Primary	3,950	0.87	3.16	28	0.6	76,000	274,000	3,520	74
Total OP Indicated	3,950					76,000	274,000	3,520	74

Inferred (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide	120			20	2.0			70	8
Primary	1,920	0.87	2.49	40	1.0	37,000	105,000	2,450	63
Total OP Inferred	2,040					37,000	105,000	2,530	71

Inferred (Underground)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Total UG Inferred	23,020	0.93	4.96	30	0.8	473,000	2,515,000	22,050	558

Total Inferred	25,060					510,000	2,620,000	24,580	628

Notes to be read in conjunction with the Resource table above:

(1)	Mineral Resources are defined within an optimal Lerchs-Grossman (LG) pit shell, generated using metal prices for copper, zinc, gold and silver of $3.00/lb, $1.20/lb, $1,265/oz and $21/oz respectively using blocks of all Resource categories. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 29 deg to 35.5 deg. NSR cut-offs ($US/t) used were $40.00 for Oxide and $41.00 for Primary.
(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows: Oxide zone: a recovery of 75% and 22% were applied for gold and silver respectively; and Primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 85% was applied.
(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold, and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest million pounds. Contained metal for silver is rounded to the nearest 10,000 ounces and gold is rounded to the nearest 1,000 ounces.
(4)	Rounding may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.
(6)	Underground Inferred Resources were derived by selecting contiguous blocks outside the optimized resource pit shell, with an NSR cutoff of $100, which represents the processing cost plus approximately $60/t mining cost.
(7)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1.5: Northwest Mineral Resource as at 31 December 2016.

(Phil Jankowski, MAusIMM (CP), (BMSC))

Indicated (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide
Supergene	1,020	1.47		10	0.2	33,150		330	10
Primary	2,530	1.04	1.08	13	0.3	58,020	60,250	1,050	20
Total Indicated	3,550					91,170	60,250	1,380	30

Inferred (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide	500			18	3.7			300	50
Supergene	100	0.8		19	3.7	2,000		70	10
Primary	100	0.9	0.9	15	2.9	2,400	2,400	60	10
Total Inferred	700					4,400	2,400	430	70

Notes to be read in conjunction with the Resource tables for Northwest above:

(1)	No change has occurred Northwest since 2014 which used metal prices for copper, zinc, gold and silver of $3.35/lb, $1.05/lb, $1,350/oz and $23/oz, respectively. Mineral Resources are defined within an optimal Lerchs-Grossman (LG) Pit Shell. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 39 to 45 for Northwest . NSR cut-off ($US/t) used were: $40.70 for Oxide Phase, $39.70 for Supergene and Primary Phase.
(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Oxide Phase; recoveries of 88% and 22% were applied to gold and silver respectively.
b.	Supergene Phase; recoveries of 87%, 46% and 50% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as the values are isolated on the fringes of the deposit.
c.	Primary Phase; recoveries to copper concentrate of 87%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 81%, 36% and 29% were applied for zinc, gold and silver respectively.
(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category. Contained metal for copper and zinc are rounded to the nearest ten thousand pounds.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

Table 1.6: Hambok Mineral Resource as at 31 December 2016.

(Phil Jankowski, MAusIMM (CP), (BMSC))

Indicated (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide
Primary	6,860	1.14	1.86	10	0.2	172,370	281,240	2,260	40
Total Indicated	6,860					172,370	281,240	2,260	40

Inferred (Open Pit)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Oxide	20			17	1.5			10	1
Primary	2	0.9	0.2	8	0.2	30	10	0	0
Total Inferred	22					30	10	10	1

Notes to be read in conjunction with the Resource tables for Hambok above:

(1)	No change has occurred to Hambok since 2014 which used metal prices for copper, zinc, gold and silver of $3.35/lb, $1.05/lb, $1,350/oz and $23/oz, respectively. Mineral Resources are defined within an optimal Lerchs-Grossman (LG) Pit Shell. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes was 40 overall for Hambok (preliminary assessment). NSR cut-off ($US/t) used were: $44.45 for Oxide Phase and $43.45 for Primary Phase.
(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Oxide Phase; recoveries of 88% and 22% were applied to gold and silver respectively.
b.	Primary Phase; recoveries to copper concentrate of 88%, 87%, 36% and 29% were applied for copper, zinc, gold and silver respectively. Preliminary metallurgical characterization studies, but not full testing, have been completed for Hambok.
(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest ten thousand pounds.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

Table 1.7: Asheli Mineral Resource as at 31 December 2016.

(Phil Jankowski, MAusIMM (CP), (BMSC))

Inferred (Underground)						Contained Metal
	Tonnes	Copper	Zinc	Silver	Gold	Cu	Zn	Ag	Au
Domain	(`000s)	(%)	(%)	(g/t)	(g/t)	(‘000 lbs)	(‘000 lbs)	(‘000 Oz)	(‘000 Oz)
Primary	2,400	1.86	8.59	30	0.4	98,400	455,000	2,320	31
Total Inferred	2,400	1.86	8.59	30	0.4	98,400	455,000	2,320	31

Notes to be read in conjunction with the Resource table above:

(1)	Mineral Resources are defined within an interpreted massive sulphide body. No cutoffs have been applied due to the dimensions and continuity of the mineralisation, and the low confidence in the local grade estimate as reflected in the resource classification.
(2)	Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold, and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest million pounds. Contained metal for silver is rounded to the nearest 10,000 ounces and gold is rounded to the nearest 1,000 ounces.
(3)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(4)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc as avoirdupois pounds.
(5)	An open pit optimisation failed to produce any optimal pit. The resource is being considered as having potential for underground mining.
(6)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.